Van der Moolen Holding N.V.




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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


                                                                                                     Pages


Report of Independent Accountants                                                                      F-1
Consolidated Financial Statements:

Consolidated Statements of Financial Condition at December 31, 2002 and 2001                           F-2

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000                 F-3

Consolidated Statements of Comprehensive Income for the years ended December 31,
2002, 2001 and F-4 2000 Consolidated Statements of Changes in Shareholders'
Equity for the years ended December 31, 2002,                                                          F-5
2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000             F-8

Notes to Consolidated Financial Statements                                                             F-9
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

                        Report of Independent Accountants



To the Board of Directors and Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 8 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

PricewaterhouseCoopers Accountants N .V.
Amsterdam, the Netherlands


March 4, 2003, except for Note 27, as to which the date is June 11, 2003

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


                           Van der Moolen Holding N.V.
                 Consolidated Statements of Financial Condition
                   (in euro millions, except per share data)
--------------------------------------------------------------------------------

                                          As of December 31,
                                            2002          2001
ASSETS
Cash and cash equivalents               EUR334.0      EUR292.3
Cash segregated under federal and
 other regulations                             -           0.6
Securities purchased under
 agreements to resell                      244.9          11.3
Receivable from clearing
 organizations and professional
 parties                                   398.1         729.0
Securities owned, at market value          456.9         775.5
Secured demand notes                         0.1           0.2
Notes receivable                            11.9          19.7
Stock borrowed                           1,102.1       1,685.0
Memberships in exchanges:
  Owned, at cost (market value of
   EUR20.6 and EUR28.0,
   respectively)                            18.1          21.5
  Contributed by members, at market
   value                                    21.0          27.5
Deferred tax assets                          1.1             -
Property and equipment, net                  9.3          11.1
Goodwill, net                              141.9         176.5
Other intangible assets, net               266.7         293.7
Other assets                                31.0          35.7
                                        ---------     --------

Total assets                          EUR3,037.1    EUR4,079.6
                                       =========     =========

LIABILITIES AND SHAREHOLDERS'
 EQUITY
Liabilities:
  Short -term borrowings                 EUR42.5       EUR46.7
  Securities sold under agreements
   to repurchase                           275.1             -
  Payable to clearing organizations
   and professional parties                 69.2         151.9
  Securities sold, not yet
   purchased, at market value              691.3       1,178.4
  Stock loaned                           1,126.6       1,690.6
  Current taxes payable                     20.1          19.0
 Accounts payable, accrued
  expenses, and other liabilities           22.7          61.8
     Deferred tax liabilities, net          11.5          17.1
     Notes payable                           7.3          69.6
Subordinated borrowings:
       Subordinated notes                  197.3         180.4
  Memberships in exchanges,
   contributed by members, at
   market value                             21.0          27.5
Minority interest
Shareholders' equity:                       29.2          31.6
 Financing Preferred A shares, EUR
  0.60 par value, authorized
  1,200,000 shares, issued and
  outstanding 251,000 and 241,000
  shares, respectively                       0.1           0.1
 Financing Preferred B shares, EUR
  0.60 par value, authorized
  1,200,000 shares, issued and
  outstanding 391,304 shares                 0.3           0.3
 Common shares, EUR0.08 par value,
  authorized 54,000,000 shares,
  issued and outstanding 38,419,282
  and 37,502,455 shares,
  respectively                               3.1           3.0
 Additional paid-in capital                272.3         242.8
 Retained earnings                         275.1         289.3
 Accumulated other comprehensive
  income                                   (27.6)         69.5
                                         -------       -------
Total shareholders' equity              EUR523.3      EUR605.0
                                        ---------     ---------
Total liabilities and shareholders'
 equity                               EUR3,037.1    EUR4,079.6
                                      ===========   ==========

                     The accompanying notes are an integral part of these financial statements

                                                        F-2
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
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




                           Van der Moolen Holding N.V.
                        Consolidated Statements of Income
                    (in euro millions, except per share data)
--------------------------------------------------------------------------------

                                                 Year Ended December 31,
                                        ------------------------------------------
                                               2002           2001           2000
                                        ------------   ------------   ------------

Revenues

   Specialist activities                   EUR223.2       EUR225.6       EUR281.8
   Proprietary trading activities              56.1           65.0          123.7
   Commission income                           35.0           38.5           39.0
   Net interest income from stock
    lending activities                          4.2            5.1            6.3
   Other revenues                               3.3              -              -
                                        ------------   ------------   ------------

Total revenues                             EUR321.8       EUR334.2       EUR450.8
                                        ------------   ------------   ------------
Expenses:
  Exchange, clearing and brokerage
   fees                                        42.8           32.9           28.5
  Employee compensation and benefits           93.8           98.3          123.8
  Lease of exchange memberships                18.3           14.2            9.0
  Information and communication                 6.6            6.1            5.3
  General and administrative expenses          23.1           29.9           19.2
  Depreciation and amortization                12.0           22.7           17.6
  Impairment of intangible fixed
   assets                                      33.7              -              -
                                        ------------   ------------   ------------

        Total expenses                     EUR230.3       EUR204.1       EUR203.4
                                        ------------   ------------   ------------

Income from operations                      EUR91.5       EUR130.1       EUR247.4
                                        ------------   ------------   ------------

  Income (loss) from associates                 0.3           (0.1)           0.2
  Gain on disposal of long-term
   investments and associates                   0.4           29.8           10.9
  Interest expense, net                       (14.1)         (10.4)          (6.4)
  Other income                                  5.2            7.8            1.5
                                        ------------   ------------   ------------

Income before income taxes and
 minority interest                          EUR83.3       EUR157.2       EUR253.6
                                        ------------   ------------   ------------

Provision for income taxes                    (24.7)         (39.8)         (86.0)

Minority interest                             (28.5)         (25.3)         (43.4)
                                        ------------   ------------   ------------

Net income                                  EUR30.1        EUR92.1       EUR124.2
                                        ============   ============   ============

Financing preferred shares dividends           (2.9)          (2.9)          (2.8)
Net income available to common
 shareholders                                  27.2           89.2          121.4


Weighted average number of common
 shares outstanding 1)                   38,388,043     38,139,964     36,990,191
Basic earnings per share 1)                 EUR0.71        EUR2.34        EUR3.28
Diluted earnings per share 1)               EUR0.71        EUR2.32        EUR3.25

1) adjusted for stock dividends

                    The accompanying notes are an integral part of these financial statements.





                           Van der Moolen Holding N.V.
                 Consolidated Statements of Comprehensive Income
                               (in euro millions)
--------------------------------------------------------------------------------

                                              Year Ended December 31,
                                        ------------------------------------
                                            2002        2001           2000
                                        ---------   ---------   ------------


Net income                                EUR30.1    EUR92.1       EUR124.2
Other comprehensive income:
  Unrealized holding losses                    -           -           (0.5)
  Foreign currency translation, net
   of tax                                  (97.1)       20.3           21.1
                                        ---------   ---------   ------------
                                           (97.1)       20.3           20.6
                                        ---------   ---------   ------------

Comprehensive income                    EUR(67.0)   EUR112.4       EUR144.8
                                        =========   =========   ============

Foreign currency translation includes taxation in the amount of euro 6.9 million, euro (1.3) million and euro (7.3) million for the years ended
December 31, 2002, 2001 and 2000, respectively.

                    The accompanying notes are an integral part of these financial statements.




                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2002
                 (in thousands of euro, except per share data)
--------------------------------------------------------------------------------

                                                Capital stock                                 Accumulated
                                     -----------------------------------
                                                                         Additional               Other        Total
                                        Preference         Common         Paid -in  Retained  Comprehensive Shareholders'
                                      Shares  Amounts   Shares  Amounts  Capital    Earnings     Income         Equity
                                     ----------------------------------------------------------------------------------

Balance at Jan. 1, 2002              632,304  EUR379  37,502,455 EUR3,000  EUR242,832 EUR289,294   EUR69,512       605,017
Net Income                                                                                30,068                    30,068
Dividends on financing preferred A
 shares of  EUR2.70 per share                                                               (660)                     (660)
Dividends on financing preferred B
 shares of 5.52%                                                                          (2,255)                   (2,255)
Dividends on common shares of
 EUR1.10 per share                                                                       (19,784)                  (19,784)
Issuance of financing preferred A
 shares                               10,000      6                               568                                  574
Issuance of stock dividend                               784,973     63        21,508    (21,571)                       -
Issuance of common shares through
 exercise of stock options                               131,854     11         2,140                                2,151
Foreign currency translation
 adjustments                                                                                         (97,124)      (97,124)
Stock options compensation expense                                              5,500                                5,500
Other                                                                            (181)                                (181)
                                     ----------------------------------------------------------------------------------

Balance at Dec. 31, 2002             642,304  EUR385 38,419,282  EUR3,074  EUR272,367 EUR275,092  EUR(27,612)   EUR523,306
                                     ==================================================================================


                    The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2001
                  (in thousands of euro, except per share data)
--------------------------------------------------------------------------------

                                                 Capital stock                                 Accumulated
                                      -----------------------------------
                                                                         Additional               Other        Total
                                         Preference         Common        Paid -in  Retained  ComprehensiveShareholders'
                                       Shares  Amounts   Shares   Amounts Capital   Earnings     Income       Equity
                                      ----------------------------------------------------------------------------------

Balance at Jan. 1, 2001                627,304 EUR355 37,061,811 EUR2,804 EUR229,851  EUR257,803  EUR46,588  EUR537,401
Net Income                                                                             92,142                    92,142
Dividends on financing preferred A
 shares of  EUR2.70 per share                                                            (645)                     (645)
Dividends on financing preferred B
 shares of 5.52%                                                                       (2,255)                   (2,255)
Dividends on common shares of EUR1.50
 per share                                                                            (56,017)                  (56,017)
Issuance of financing preferred A
 shares                                  5,000      3                          221                                  224
Change in par value of shares                      21                161      (182)                                   -
Issuance of common shares through
 exercise of stock options                                440,644     35     7,972                                8,007
Foreign currency translation
 adjustments                                                                                        20,350       20,350
Taxes on offering proceeds                                                     (46)    (1,734)                   (1,780)
Stock options compensation expense                                           5,016                                5,016
Change in unrealized holding
 gains/losses on available for sale
 securities, net of tax                                                                              2,574        2,574
                                      ----------------------------------------------------------------------------------

Balance at Dec. 31, 2001               632,304  EUR379 37,502,455  EUR3,000  EUR242,832       EUR69,512   EUR605,017
                                      ==================================================================================

                    The accompanying notes are an integral part of these financial statements.

                                                    Van der Moolen Holding N.V.
                                        Consolidated Statements of Changes in Shareholders' Equity
                                                      As of December 31, 2000
                                             (in thousands of euro, except per share data)
                         --------------------------------------------------------------------------------

                              Capital stock
                   -----------------------------------                                              Accumulated
                                                                              Additional              Other         Total
                      Preference          Common             Treasury         Paid -in   Retained  Comprehensive Shareholders'
                    Shares  Amounts   Shares   Amounts   Shares   Amounts     Capital    Earnings     Income        Equity
                   -----------------------------------------------------------------------------------------------------


Balance at Jan. 1,
 2000               607,304 EUR344    34,569,018 EUR2,615 148,518 EUR(3,260)  EUR190,837  EUR174,380  EUR25,998    EUR390,624
Net Income                                                                                   124,248                  124,248
Dividends on
 financing
 preferred A shares
 of  EUR2.70 per
 share                                                                                          (586)                    (586)
Dividends on
 financing
 preferred B shares
 of 5.52%                                                                                     (2,255)                  (2,255)
Dividends on common
 shares of EUR0.92
 per share                                                                                   (17,976)                 (17,976)
Issuance of
 financing
 preferred A shares  20,000     11                                                   912                                  923
Issuance of common
 shares through
 exercise of stock
 options
and warrants                           1,582,890      120                         20,339                               20,459
Issuance of stock
 dividend                                909,903       69                         14,262     (14,331)                       -
Purchase of common
 shares (Treasury
 shares)                                                  535,257    (7,995)                                           (7,995)
Treasury shares
 used for options
 and warrants
 exercised                                               (683,775)   11,255                   (5,947)                   5,308
Foreign currency
 translation
 adjustments                                                                                             21,096        21,096
Taxes on offering
 proceeds                                                                           (192)        260                       68
Stock options
 compensation
 expense                                                                           3,993                                3,993
Change in
 unrealized holding
 gains/losses on
 available for sale
 securities, net of
 tax                                                                                                       (506)         (506)
                   -----------------------------------------------------------------------------------------------------

Balance at Dec. 31,
 2000               627,304  EUR355   37,061,811 EUR2,804      -   EUR  -     EUR229,851  EUR257,803  EUR46,588    EUR537,401
                   =====================================================================================================

                    The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
                      Consolidated Statements of Cash Flows
                               (in euro millions)
-------------------------------------------------------------------------------



                                                          Year Ended December 31,
                                                 ----------------------------------------
                                                      2002          2001            2000
                                                 ----------------------------------------

Cash flows from operating activities:
Net income                                         EUR30.1       EUR92.1        EUR124.2
Adjustments to reconcile net income to net
 cash used in operating activities:
   Depreciation and amortization                      12.0          22.7            17.6
   Impairment of intangible fixed assets              33.7             -               -
   Deferred tax (benefit) expense, net                (3.3)          5.3             4.0
Compensation expense related to stock-based
 compensation                                          5.5           5.0             4.0
Pensions                                               0.8          (1.5)           (1.8)
Gain on disposal of long-term investments and
 associates                                           (0.4)        (29.8)          (10.9)
Minority interest                                     28.5          25.3            43.4
Change in assets and liabilities net of
 effects from purchase of subsidiaries:
   Cash segregated under federal and other
    regulations                                        0.6          (0.1)            8.8
   Receivable from clearing organizations and
    professional parties                             333.2        (587.6)          (33.7)
   Securities owned, net                             318.6        (302.1)           52.5
   Notes receivable                                    7.8           6.1             9.2
   Stock borrowed                                    582.9        (215.4)         (304.1)
   Other assets                                       13.3         (18.8)            4.5
   Secured demand notes                                0.1           6.2            (2.0)
   Payable to clearing organizations and
    professional parties                             (82.7)         81.6           (38.7)
   Securities sold, not yet purchased               (487.1)        774.6           (14.0)
   Stock loaned                                     (564.0)        243.9           293.9
   Current taxes payable                               1.1         (20.3)           26.9
   Accounts payable, accrued expenses and
    other liabilities                                (36.1)        (35.8)           47.9
                                                 ----------    --------------------------
Net cash provided by (used in) operating
 activities                                        EUR194.6       EUR51.4       EUR231.7
                                                 ----------    --------------------------

Cash flows from investing activities:
Purchase of property and equipment, net               (2.2)         (5.2)           (2.0)
Payment for purchase of subsidiaries, net of
 cash acquired                                       (63.8)       (153.8)          (87.0)
Securities purchased under agreements to
 resell, net                                          11.3         145.1           (98.6)
Disposals of investments, net                          1.9          55.0            21.3
Purchase of memberships                                  -             -            (1.5)
                                                 ----------    --------------------------
Net cash used in investing activities             EUR(52.8)      EUR41.1       EUR(167.8)
                                                 ----------    --------------------------

Cash flows from financing activities:
Minority interest, distributions net of
 capital contributions                               (25.2)        (21.0)          (42.0)
Securities purchased under agreements to
 resell, net                                        (244.9)            -               -
Securities sold under agreements to
 repurchase, net                                     275.1             -               -
Net (decrease) increase in short-term
 borrowings                                           (4.2)         40.2             3.4
Proceeds (payments) of notes payable, net            (62.3)         52.1           (54.1)
Proceeds of subordinated notes                        46.2         148.5            32.3
Payments of subordinated notes                        (8.0)        (42.1)           (3.2)
Issuance of shares                                     2.7           8.2            31.5
Purchase of treasury shares                              -             -            (8.0)
Dividend paid                                        (22.7)        (58.8)          (20.8)
Other financing activities, net                       (0.2)         (1.8)           (5.3)
                                                 ----------    --------------------------
Net cash provided by (used in) financing
 activities                                       EUR(43.5)     EUR125.3        EUR(66.2)
                                                 ----------    --------------------------
Effects of exchange rate differences                 (56.6)          9.0             1.4
Net change in cash and cash equivalents            EUR41.7      EUR226.8         EUR(0.9)
                                                 ----------    --------------------------
Cash and cash equivalents at beginning of the
 year                                                292.3          65.5            66.4
Cash and cash equivalents at end of the year      EUR334.0      EUR292.3         EUR65.5
                                                 ==========    ==========================

Supplemental information:
Cash paid for
Interest                                           EUR38.3       EUR71.3         EUR98.5
Income taxes                                       EUR23.6       EUR47.0         EUR61.4

                    The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements


1. Organization and Nature of Business

Van der Moolen Holding N.V. and subsidiaries (collectively the "Company") is a specialist and proprietary trader in securities markets on the New York Stock Exchange ("NYSE"), Euronext, London Stock Exchange, Deutsche Borse, Swiss Exchanges, London International Financial Futures and Options Exchange, Philadelphia Stock Exchange, the Chicago Board Options Exchange and the American Stock Exchange. The Company trades equities, equity options, equity index options and bonds. Van der Moolen Holding N.V. is headquartered in Amsterdam.

2. Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. Actual results could differ from these estimates.

All amounts included in these financial statements are stated in millions of euros, except if otherwise indicated.

The following is a summary of the significant accounting policies of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Equity investments with a 20% to 50% ownership interest are accounted for using the equity method of accounting and are reported in other assets. The Company's proportional share of earnings and losses related to these investments is included in Income from associates. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into euros. Income and expense items of each subsidiary have been translated at average exchange rates during the period. The assets and liabilities of each subsidiary have been translated at the period-end exchange rates. Translation adjustments are recognized in Accumulated Other Comprehensive Income.

Foreign currency transactions are accounted for at the exchange rates prevailing on the dates of the transactions; gains and losses arising from such transactions are included in the Consolidated Statement of Income.

Currency translation gains or losses on long-term financing advances to foreign subsidiaries, net of taxation, are charged or credited to Accumulated Other Comprehensive Income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with short-term maturities. The carrying amounts of such cash equivalents approximate their fair value due to the short-term nature of these instruments. Cash and cash equivalents include large balances, which are used for purposes of collateralizing positions and meeting regulatory or exchange requirements. The unused portion is euro 50 million as of December 31, 2002 (as of December 31, 2001: euro 30 million). Cash and cash equivalents are offset for balances with the same counterparty covered under legally enforceable rights to set off.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)


Cash Segregated Under Federal Regulations

In accordance with the SEC's no action letter dated November 3, 1998, the Company's subsidiary Van der Moolen Specialists USA, LLC (hereafter: "VDM Specialists") computed a reserve requirement for the proprietary accounts of introducing firms ("PAIB") as at December 31, 2001. VDM Specialists has no PAIB deposit funding obligations outstanding as of December 31, 2002 and 2001, and the PAIB deposit exceeded the requirement by nil and euro 0.6 million, respectively.

Securities Purchased under Agreement to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at amounts at which the securities were acquired or sold plus accrued interest. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral when deemed necessary. The market value of securities received for securities purchased under agreement to resell at December 31, 2002 approximated 97.9% of cash paid. The market value of securities delivered for securities sold under agreements to repurchase at December 31, 2002 approximated 103.2% of cash received.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, represent trading assets and liabilities, respectively. Trading assets and liabilities include securities held or sold, not yet purchased in anticipation of market movements. Trading liabilities include obligations to deliver securities not yet purchased. Trading positions are carried at market value and recorded on a trade date basis. The Company recognizes changes in the market value of trading positions as they occur.

Trading securities are valued using quoted market prices, including quotes from dealers in those securities when available. If quoted market prices are not available, the fair value is estimated using quoted prices of instruments with similar characteristics.

Notes Receivable

Notes receivable are reported at the principal amount outstanding, adjusted for any allowances. Interest on loans is accrued at the contractual rate and credited to income based on the principal amount outstanding.

Stock Loaned and Stock Borrowed

Stock loaned and stock borrowed for which cash is received or deposited are treated as a collateralized financing transactions and are recorded at contract amount. Revenues and expenses from these activities are netted and presented as Net interest income from stock lending activities.

Exchange Memberships

Exchange memberships owned by the Company are recorded at cost. Additionally, eleven exchange memberships have been contributed for use by the Company by members of the Company's subsidiary VDM Specialists. These memberships are subordinated to claims of the general creditors of VDM Specialists and are carried at market value with corresponding amounts recorded as subordinated liabilities. The Company is required to pay annual fees in relation to these exchange memberships, which have been charged to expense in the Consolidated Statement of Income.


The Company leases additional memberships from affiliated and non-affiliated parties and makes lease payments to these parties at prevailing market rates.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)


Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives, which range from two to forty years. Maintenance and repairs are expensed as incurred.

The estimated useful lives of property and equipment are as follows:
        Real Estate                 40 years
            Furniture and Fixtures  2-10 years
            Company Cars            3-5 years

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases.

Goodwill and Other Intangible Assets

Goodwill arising from business combinations accounted for under the purchase method was amortized on a straight-line basis over 15 years until December 31, 2001. Effective January 1, 2002, goodwill and intangible assets with an indefinite useful life are no longer amortized, goodwill is tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually, and intangible assets deemed to have an indefinite life are tested for impairment at least annually as well. Had this statement not be adopted, the Company would have recognized euro 15.0 million of amortization expense related to goodwill in its Consolidated Statement of Income for the year ended December 31, 2002.

The impairment test involves a two-step process;

Step 1: The fair value of the Company's reporting units is compared to the carrying value, including goodwill, of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, the review moves on to step 2. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2: The fair value of the Company's reporting unit is allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

The Company performed the required impairment tests of goodwill during the fourth quarter of 2002 for its different reporting units and determined impairments on goodwill paid in relation to the acquisition of VDM Options USA, LLC and Cohen, Duffy, McGowan, LLC of euro 13.5 million and euro 20.2 million, respectively. These impairments are the result of uncertain market conditions and the associated estimated lower profitability of the entities involved. In determining the discounted value of future cash flows of VDM Options USA, LLC and Cohen, Duffy, McGowan, LLC, valuations by external independent consultants have been used, and a discount rate of 15% was applied. The impairment expenses have been recognized in the Consolidated Statement of Income

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of uncertain market conditions and the associated lower profitability, the Company was required to perform the impairment tests that

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)

took place during the fourth quarter of 2002, as dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" and determined that there was no impairment charge necessary.

Other Assets

Other assets include securities available for sale, investments accounted for under the equity method and other receivables. Securities available for sale are reported at market value or estimated fair value and unrealized gains and losses are excluded from earnings and reported as Accumulated Other Comprehensive Income. Declines in fair value of individual securities available for sale below their cost that are other than temporary result in the write down of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Short-term Borrowings

Short-term borrowings comprise bank overdrafts with financial institutions and clearing organizations. These borrowings are interest bearing at prevailing market rates.

Specialist Activities

Revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which the Company acts as specialist. The net gain on principal transactions represents trading gains net of trading losses and are earned by the Company when it acts as principal buying and selling its specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which the Company acts as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks.

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. The profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Proprietary trading activities

Revenues from proprietary trading activities consist primarily of net trading income earned by the Company when trading as principal in competition with other traders. Similar to specialist activities, net trading income from proprietary trading activities represents trading gains net of trading losses. The profit and loss arising from all transactions entered into for the account and risk of the Company are recorded on a trade date basis.

A proprietary trader trades for its own account at its own risk, similar to a specialist, and thus performs a similar function of providing liquidity to the market. However, in contrast to a specialist, this function is fulfilled in competition with others, and the activities do not in principle generate any commissions.

Commission Income

Commission income is recognized on settlement date basis, which is not significantly different from trade date. Commission income mainly arises from the specialist activities performed by VDM Specialists on the New York Stock Exchange.

Net Interest Income from Stock Lending Activities

Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by VDM Specialists. VDM Specialists engages in stock lending and borrowing as a service to other market participants that may require such stocks in order to assure delivery of stock to their own counterparties. Interest income earned was euro 23.9 million, euro 40.3 million and euro 57.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)

Interest expense was euro 19.7 million, euro 35.2 million and euro 51.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Other Revenues

Other revenues comprise revenues from the direct-access brokerage activities of Kenny & Co, LLC.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. "Accounting for Income Taxes" ("SFAS 109"), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company's deferred tax assets and liabilities are presented separately on the face of the balance sheet. Currently enacted tax rates are used to determine the deferred income tax.


Stock Based Compensation

The Company adopted SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). Under SFAS 123, stock compensation expense is calculated using the fair value method. The related expense has been included in Employee compensation and benefits in the Consolidated Statement of Income with a corresponding contribution to Additional Paid-in Capital.

Earnings Per Share

Earnings per share ("EPS") is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants.

Derivative Financial Instruments

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Financial Condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. If a derivative is designated as a qualifying fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item that relate to the hedged risk are recognized in earnings. If the derivative is designated as a qualifying cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated Other Comprehensive Income and recognized in the Consolidated Statements of Income when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the Consolidated Statements of Income.

Derivative financial instruments used for trading purposes are carried at market value. If market prices are not readily available, fair value is utilized. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. Fair value of over-the-counter ('OTC') derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. The gains or losses on derivatives used for trading purposes are included in revenues from specialist and proprietary trading activities.

Premiums and unrealized gains or losses for written and purchased option contracts are recognized gross in the Consolidated Statements of Financial Condition.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was required to be recognized at the date of an entity's commitment to an exit plan, however, this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 applies to any exit or disposal activities of the Company that are initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have a material impact on its results of operations or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet at the inception of certain guarantees, for the fair value of the obligation assumed, and expands disclosures to be made by a guarantor in its financial statements. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 will be effective for consolidated financial statements for 2003. The Company does not believe the adoption of FIN 45 will have a material impact on its results of operations or financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46") FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The disclosure requirements of FIN 46 will be effective for the Company's financial statements for 2003, regardless of the date on which the variable interest entity was created. The Company does not believe the adoption of FIN 46 will have a material impact on its results of operations or financial condition.


3. Significant Acquisitions and Dispositions


Acquisitions


During the years ended December 31, 2000, 2001 and 2002, the Company expanded its specialist activities and proprietary trading activities in the United States of America through the acquisitions of several businesses. These acquisitions were accounted for using the purchase method and were all cash transactions. The basis of the individual assets and liabilities acquired is the fair value at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company's share of operating results of the acquired companies is included in the Consolidated Statement of Income from the effective date of the acquisition.


On June 1, 2000 the Company acquired a 75% interest in Fagenson, Frankel & Streicher, LLC ("FFS"), a NYSE specialist. The purchase price of the acquisition was $ 80.2 million (euro 84.4 million), of which a combined $ 71.7 million
(euro 75.4 million) was recorded as identifiable intangible assets and goodwill. Also on June 1, 2000 FFS was merged into VDM Specialists.


On July 11, 2001 the Company acquired a 51% share of Cohen, Duffy, McGowan & Co. LLC, a specialist and proprietary trader active in equity options traded on the American Stock Exchange, as well as a 24.9% interest in the broker-dealer entity Cohen, Duffy, McGowan Specialists, LLC, for an aggregate consideration of $ 59.5 million (euro 69.5 million), of which $ 9.8 million (euro 11.5 million) was recorded as identifiable intangible assets and $ 35.2 million (euro 41.1 million) as goodwill.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)

On August 1, 2001 the Company acquired a 75% interest in NYSE specialist Scavone, McKenna, Cloud & Co., LLC for total aggregate consideration of $ 49.6 million (euro 56.7 million) and a 75% interest in the NYSE specialist Stern & Kennedy for a total aggregate consideration of $ 26.2 million (euro 29.9 million). The combined purchase price of these acquisitions was $ 75.8 million (euro 86.6 million), of which $ 57.6 million (euro 65.8 million) was recorded as identifiable intangible assets and $ 8.9 million (euro 10.1 million) as goodwill. Also on August 1, 2001 the two companies were merged into VDM Specialists.


On October 1, 2001 the Company acquired the remaining 17% interest in Van der Moolen Options USA, LLC for a total consideration of $ 1.8 million (euro 2.0 million), of which $ 0.9 million (euro 1 million) was recorded as goodwill.


On March 1, 2002 the Company acquired a 75% interest in NYSE specialist Lyden, Dolan, Nick & Co., LLC for a total aggregate consideration of $ 54.7 million (euro 63.2 million) of which $ 28.2 million (euro 32.6 million) was recorded as identifiable intangible assets and $ 25.0 million (euro 28.9 million) as goodwill. Also on March 1, 2002, Lyden, Dolan, Nick was merged into VDM Specialists.


The unaudited proforma information for the Company as if each acquisition had occurred on January 1 of each year prior to the year of acquisition, is as follows:

                                                    ------------------------------------------------
                                                                Year ended December, 31
                                                    ------------------------------------------------
                                                         2002             2001            2000
                                                    ---------------- --------------- ---------------
                                                    ------------------------------------------------
                                                                    (in euro millions)

Total revenues                                     euro    326.8    euro 375.2   euro  618.2
Net income                                         euro      30.9   euro   95.7   euro  154.5
Earnings per share                                 euro      0.73   euro   2.43  euro    4.10
                                                    ================ =============== ===============

The impact of these acquisitions on the Statement of Financial Condition as of December 31, 2001 is not considered to be material, with the exception of the impact on goodwill and other intangible assets, debt incurred to finance the acquisition, and on subordinated debt issued by VDM Specialists in order to fulfill additional net capital and net liquid assets requirements following the acquisition.


Dispositions


On September 8, 2000, the Company sold its equity interest in Kas Associatie for euro 14.8 million, as a result of which it realized a net gain of approximately euro 6.2 million. The Company further sold its equity interest in London Stock Exchange plc. realizing a gain of euro 4.7 million. These gains were recorded as gains on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2000.

On July 6, 2001, the Company sold its equity interest in Euronext N.V. in connection with its initial public offering for euro 41.0 million, as a result of which it realized a net gain of approximately euro 30 million. This gain was recorded as a gain on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2001.

The Company disposed of its ownership interest in Sputz A.G. during the year 2001. Consideration for the sale was an amount of euro 14.0 million. In connection with this disposal, the Company wrote-off goodwill amounting to euro 3.0 million during 2001. This amount is included in Depreciation and amortization in the Consolidated Statement of Income.

In October 2002, the Company disposed of its ownership interest in Midwest Partners, LLC for a consideration of euro 2.0 million, resulting in a gain of euro 0.4 million. This gain was recorded as a gain on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2002.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



4. Receivable From and Payable to Clearing Organizations and Professional
Parties


Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2002 and 2001, consist of the following:

                                                  ------------------------------------------------------------
                                                                         December 31,
                                                  ------------------------------------------------------------
                                                  -----------------------------  -----------------------------
                                                              2002                           2001
                                                  -----------------------------  -----------------------------
                                                  ------------------------------------------------------------
                                                                        (in euro millions)
                                                     Receivable       Payable     Receivable       Payable

Deposits for securities borrowed/loaned           euro       1.2   euro  -euro       4.8euro        -
Securities failed-to-deliver/receive                          20.1         3.5            24.3            3.4
Commissions receivable                                         2.5           -             3.1              -
Payable to clearing organizations and
professional parties                                             -        65.7               -          148.5
Receivable from clearing organizations and
professional parties                                         374.3           -           696.8              -
                                                  -----------------  ----------  --------------  -------------
                                                       euro  398.1 euro   69.2      euro 729.0   euro   151.9
                                                  =================  ==========  ==============  =============

Receivables from and payables to clearing organizations and professional parties are offset for balances with the same counterparty covered under legally enforceable rights to set off.

5.       Concentrations of Credit Risk/ Financial Instruments

As of December 31, 2002, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased, and receivable from and payable to clearing organizations and professional parties are amounts held by or due to its clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company's exposure to credit risk.

As of December 31, 2002, cash equivalents in the amount of euro 248.2 million were invested in tax-exempt money market U.S. municipal funds, held by two financial institutions. As of December 31, 2001, cash equivalents in the amount of euro 238.3 million were held by one financial institution.

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to settlement risk in the event the other broker or professional party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



6.       Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

                                                    ------------------------------------------------------------
                                                                           December 31,
                                                    ------------------------------------------------------------
                                                                 2002                          2001
                                                    ------------------------------------------------------------
                                                                          (in euro millions)

                                                                    Sold, Not Yet                Sold, Not Yet
                                                         Owned        Purchased       Owned        Purchased
Bonds                                                euro     214.0 euro   172.7        289.3euro     252.6
Common and preferred shares                                   147.1          264.1        129.0           206.3
Options and warrants                                           95.8          254.5        357.2           719.5
                                                    ------------------------------------------------------------

                                                     euro    456.9  euro  691.3    euro 775.5euro   1,178.4
                                                    ============================================================

The agreements with the Company's clearing organizations permit the Company's securities and financial instruments to be pledged to clearing organizations, depositories and other financial institutions for the purpose of financing the Company's trading activities.

7.        Notes Receivable

During the year ended December 31, 1999, the Company received various notes receivable in connection with the sales of certain assets. These notes receivable are recorded at the original principal amount less allowance for losses. The notes receivable have interest rates ranging from 4.4% to 4.6 % per annum (2001: 5.5% to 9.5%) and have remaining terms of two to five years. A right exists to convert the principal amount of one of the loans receivable into common shares of the issuer. Based on current market circumstances management estimates the fair value of this embedded derivative to be nil.

8.       Goodwill and Other Intangible Assets

For the years ended December 31, 2002 and 2001 the carrying value of goodwill amounted to euro 141.9 million and euro 176.5 million, respectively. As a result of the implementation of SFAS No. 142 "Goodwill and Other Intangible Assets" goodwill is no longer amortized with effect from financial years beginning after December 15, 2001. As a result of the impairment test performed on goodwill, an impairment charge of euro 33.7 million has been recognized in the Consolidated Statement of Income for the year 2002. See "Significant Accounting Policies - Goodwill and Other Intangible assets" on page F-11 for further information related to the impairment of goodwill.

Of the carrying amount of goodwill as of December 31, 2002, an amount of euro
110.5 million is deductible for tax purposes.

                                                             ----------------------------------------------------
                                                                                  December 31,
                                                             ----------------------------------------------------
                                                                       2002                      2001
                                                             ------------------------- --------------------------
                                                                             (in euro millions)

Specialist stock lists                                               euro       287.9              euro    310.6
Accumulated amortization                                                       (21.2)                     (16.9)
                                                             ------------------------- --------------------------
Total                                                                euro       266.7              euro    293.7
                                                             ========================= ==========================

For the year ended December 31, 2002 amortization of the specialist stock lists was euro 7.5 million. Estimated amortization expense on specialist stock lists for each of the next five years is euro 7.2 million per year, determined at the US dollar closing rate of December 31, 2002. The weighted average remaining useful live of the specialist stock lists is 37 years as of December 31, 2002.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)


For the year ended December 31, 2001 amortization of the specialist stock lists and goodwill was euro 6.4 million and euro 10.8 million respectively. Amortization included in the Consolidated Statement of Income for the year 2001 includes a euro 3.0 million write-off of goodwill on equity investments, related to Sputz A.G.

9.        Other Assets

                                            -------------------------------
                                                      December 31,
                                            -------------------------------
                                                  2002            2001
                                            -------------------------------
                                                  (in euro millions)

Investments in associates                       euro     0.4 euro      2.2
Other investments                                        2.1           2.9
Taxes                                                    1.0          12.3
Prepaid pension costs (See note 14)                      6.0           5.3
Fair value of interest rate swap                        10.9             -
Other                                                   10.6          13.0
                                            ----------------- -------------
Total                                           euro    31.0   euro   35.7
                                            ================= =============

Investments in Associates

The equity method of accounting is used for the Company's investment in companies in which the Company's ownership interest is between 20% and 50%. The Company's share of the net income or loss in these companies is presented separately in the Consolidated Statement of Income.

At December 31, 2002 the Company had one investment in an associate that was accounted for under the equity method, being:

                                                   Country of                               Percentage of
                                                  Incorporation       Share of Profits        Ownership
                                                ------------------ ------------------------ ---------------

Cohen, Duffy, McGowan Specialists, LLC                 USA                  24.9%               24.9%

The net result of associates was a profit of euro 1.4 million and a loss of euro 1.3 million for the years ended December 31, 2002 and 2001, respectively. The Company's share of net results was a profit of euro 0.3 million and a loss of euro 0.1 million for the years ended December 31, 2002 and 2001, respectively.

In October 2002, the Company's share in Midwest Partners, LLC was sold to a third party for a consideration of euro 2.0 million, resulting in a gain on the sale of the equity investment of euro 0.4 million.

Other

Other assets of euro 10.6 million and euro 13.0 million at December 31, 2002 and 2001, respectively, mainly consist of prepaid expenses, miscellaneous receivables from associates, members of subsidiaries of the Company established as limited liability companies in the United States, employees and third parties.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



10. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2002 and 2001 comprise the following:

                                                             -----------------------------
                                                                     December 31,
                                                             -----------------------------
                                                                 2002           2001
                                                             -----------------------------
                                                                   (in euro millions)

Other taxes and social security contributions                euro      0.4     euro   2.6
Dividends on financing preferred shares                                2.9            2.9
Fair value of interest rate swap                                         -            3.0
Accrued bonuses                                                        6.4           20.3
Other accrued liabilities                                             13.0           33.0
                                                             -------------- --------------
Total                                                        euro     22.7   euro    61.8
                                                             ============== ==============

11. Income Taxes

Provision for income taxes consists of the following:

                                                          --------------------------------
                                                              Year Ended December 31,
                                                          --------------------------------
                                                               2002       2001       2000
                                                          ---------- ---------- ----------
                                                                  (in euro millions)
Current income taxes
    Arising in the Netherlands (domestic)               euro    4.8   euro 5.7   euro 8.1
    Arising outside the Netherlands (foreign)                  23.2       28.8       74.0
Deferred income taxes
Liabilities
    Arising in the Netherlands (domestic)                     (0.3)      (0.5)        0.6
    Arising outside the Netherlands (foreign)                 (1.9)        5.8        3.3
Assets
    Arising in the Netherlands (domestic)                         -          -          -
    Arising outside the Netherlands (foreign)                 (1.1)          -          -
                                                          ---------- ---------- ----------
Total provision for income taxes                       euro    24.7 euro  39.8 euro  86.0
                                                          ========== ========== ==========

Taxes are calculated for each individual entity in the Company and are based on the local tax rates.

                                                          --------------------------------
                                                              Year Ended December 31,
                                                          --------------------------------
                                                               2002       2001       2000
                                                          ---------- ---------- ----------
                                                                  (in euro millions)

Income arising outside the Netherlands before tax and
minority interest                                      euro    55.9 euro 97.1  euro 209.4

Minority interest                                            (28.5)     (25.3)     (43.4)
                                                         ----------- ---------- ----------
Income arising outside the Netherlands before tax      euro    27.4 euro    euro    166.0
                                                                          71.8
Income arising in the Netherlands before tax                   27.4       60.1       44.2
                                                         ----------- ---------- ----------
Total income before taxes less minority interest       euro    54.8 euro 131.9 euro 210.2
                                                         =========== ========== ==========


Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)




                                                          --------------------------------
                                                                   December 31,
                                                          --------------------------------
                                                               2002       2001       2000
                                                          ---------- ---------- ----------
                                                                  (in euro millions)
Deferred tax assets
    Tax losses carried forward                                  1.1          -          -
                                                          ---------- ---------- ----------
Total deferred tax assets                                       1.1 euro     - euro     -
                                                          ========== ========== ==========

The deferred tax assets are of a short-term nature

                                                          --------------------------------
                                                                   December 31,
                                                          --------------------------------
                                                               2002       2001       2000
                                                          ---------- ---------- ----------
                                                                  (in euro millions)
Deferred tax liabilities
    Employee benefit plan assets                        euro    2.8 euro  3.1   euro 3.6
    Intangible fixed assets                                    22.9      14.0        6.5
Offset of deferred tax asset items                            (14.2)       -          -
                                                          ---------- ---------- ----------
Total deferred tax liabilities                          euro   11.5 euro 17.1 euro  10.1
                                                          ========== ========== ==========


Deferred tax liabilities are offset against deferred tax assets if the requirements of SFAS 109 are met. Deferred tax assets included in the net balance relate to intangible fixed assets. An amount of approximately euro 1.0 million of the deferred tax asset as included in the net balance will be realized within one year. An amount of euro 17.0 million of total net deferred tax liabilities will be realized after 5 years.


Income tax in the Netherlands


The statutory tax rate in the Netherlands is 35%. The effective tax rates for the years ended December 31, 2002, 2001 and 2000 are 16%, 9% and 20%, respectively. The difference in the tax rates can be explained as follows:

                                                                 2002            2001            2000
                                                             -------------- --------------- ----------------

Statutory tax rate in the Netherlands                                  35%             35%              35%
Result of the group concern financing entity                         (22%)           (15%)            (18%)
Non taxable other revenues                                            (9%)           (20%)             (8%)
Non-tax deductible costs                                               11%             10%               7%
Other                                                                   1%            (1%)               4%
                                                             -------------- --------------- ----------------
                                                                       16%              9%              20%
                                                             ============== =============== ================

The impact of non taxable other revenues on the effective tax rate in the Netherlands in 2001 mainly relates to the sale of the 1.8% investment in Euronext NV during 2001, which under Dutch fiscal regulations is exempt from taxation.


Income tax outside the Netherlands

Based on the local statutory tax rates in the different countries, the weighted average tax rate for the years ended December 31, 2002, 2001 and 2000 is 61%, 47% and 46%, respectively. The actual tax rates for the financial years 2002, 2001and 2000 were 74%, 48% and 47%, respectively. The high weighted average tax rate as well as the high actual tax rate in 2002 reflects the aggregate impact of relatively higher tax-deductible losses in low taxed jurisdictions and taxable income in high tax jurisdictions. The difference between the weighted average tax rate and the actual tax rate incurred in 2002 relates to non-taxable items.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



12. Notes payable


Notes payable at December 31, 2002 and 2001, including their final maturity date, are listed as follows:

                                                                      --------------------------------
                                                                                 December 31,
                                                                      ----------------- --------------
                                                                            2002            2001
                                                                      ----------------- --------------
                                                                              (in euro millions)
                                                                      --------------------------------

Notes payable, 4.02%, due Jan. 14, 2002                                               -           10.0
Notes payable, 3.87%, due Jan. 31, 2002                                               -           10.0
Notes payable, 3.77%, due Feb. 5, 2002                                                -            9.1
Notes payable, 3.95%, due Jan. 17, 2002                                               -            8.2
Notes payable, 3.85%, due Jan. 21, 2002                                               -            5.0
Notes payable, 3.87%, due Jan. 28, 2002                                               -            5.0
Notes payable, 5.10%, due March 25, 2004                                            4.5            4.5
Notes payable, 4.40%, due Aug. 22, 2002                                               -            3.0
Notes payable, 6.25%, due Jan. 28, 2010                                             2.8            3.1
Notes payable, 3.85%, due Jan. 21, 2002                                               -            2.7
Notes payable, 3.95%, due Jan. 21, 2002                                               -            2.3
Notes payable, 4.05%, due Jan. 7, 2002                                                -            2.2
Notes payable, 4.40%, due March 21, 2002                                              -            2.0
Notes payable, 3.70%, due Jan. 15, 2002                                               -            1.8
Other notes payable                                                                   -            0.7

                                                                     ----------------------------------
                                                                                    7.3           69.6
                                                                      =================================

As of December 31, 2002 and 2001 an amount of euro 6.9 million and euro 7.3 million, respectively, is repayable after one year, of which euro 1.1 million and euro 1.4 million is due after more than five years.


13. Subordinated Notes

The subordinated notes at December 31, 2002 and 2001, including their final maturity date, are listed as follows:

                                                                      --------------------------------
                                                                                 December 31,
                                                                      ----------------- --------------
                                                                            2002            2001
                                                                      ----------------- --------------
                                                                      --------------------------------
                                                                              (in euro millions)
Subordinated notes, 5.66%, due Dec. 14, 2005                                      10.0           13.2
Subordinated notes, 8.00%, due Dec. 30, 2005                                      14.3           22.6
Subordinated notes, 7.54%, due August 3, 2008                                     62.0           73.8
Subordinated notes, 7.80%, due August 3, 2011                                     62.0           73.8
Subordinated notes, 7.11%, due March 1, 2008                                      38.1              -
                                                                    ----------------------------------
Subordinated notes, principal amounts outstanding                                186.4          183.4
Fair value adjustment arising on qualifying fair value hedge                      10.9          (3.0)
                                                                    ----------------------------------
                                                                    ----------------------------------
                                                                                 197.3          180.4
                                                                    ==================================


Subordinated borrowings, excluding the 5.66% loan due December 14, 2005, are subordinated to claims of general creditors of the Company's subsidiary VDM Specialists. These subordinated borrowings are recognized as capital for regulatory purposes under the exchange's net capital rules applicable to VDM Specialists. These borrowings are used by VDM Specialists to comply with its minimum net liquidity and capital requirements.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



The following table presents the contractual repayment schedules for the subordinated notes:

(in euromillions)       5.66%           8%          7.11%         7.54%         7.8%        Total
                  Subordinated   Subordinated  Subordinated Subordinated  Subordinated
                      Note           Note          Note         Note          Note
2003                        3.2            4.8                                                8.0
2004                        3.2            4.8                                                8.0
2005                        3.6            4.7          9.5                                  17.8
2006                                                    9.5          20.6                    30.1
2007                                                    9.5          20.7          12.4      42.6
2008                                                    9.6          20.7          12.4      42.7
2009                                                                               12.4      12.4
2010                                                                               12.4      12.4
2011                                                                               12.4      12.4


The subordinated notes, 8.00% due December 31, 2005, 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial reporting and other restrictive covenants.

In connection with its subordinated borrowings, the Company entered into interest rate swap agreements to convert the fixed rate subordinated notes 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 into floating rate obligations based on US London Interbank Offer Rate. The effective interest rate for the year ended December 31, 2002 on these subordinated borrowings after hedging activities is 3.574%. The fair value of the interest rate swaps is euro 10.9 million (gain), which is also reflected as an adjustment to the carrying value of subordinated notes in accordance with the requirement of SFAS 133.

14.   Pension and Other Postretirement Benefit Plans

The Company has employee pension plans in Germany, the United States and the Netherlands. The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. The annual contribution under this plan during the years ended December 31, 2002, 2001 and 2000 was euro 40,143, euro 54,029 and euro 52,274, respectively. The German plan does not have a projected benefit obligation. In the United States, the Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to this plan. This plan is a defined contribution scheme and thus does not have a projected benefit obligation. The annual contribution to the 401
(k) plan during the years ended December 31, 2002, 2001 and 2000 was euro 595,251, euro 892,026 and euro 464,500, respectively. In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all employees. Plan benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a defined benefit final average pay plan. These pension plans and their respective costs are determined using the projected unit credit method in accordance with US GAAP as defined by SFAS No. 87, "Employers'Accounting for Pensions".

The change in the projected benefit obligations is as follows:

                                                    --- ---------- ---- ---------- --- ----------
                                                          2002            2001           2000
                                                    --- ---------- ---- ---------- --- ----------
                                                                  (in euro millions)
Projected benefit obligation at January 1       euro       (16.0) euro     (15.3) euro    (15.1)
Service cost                                                (0.4)           (0.3)          (0.3)
Interest cost                                               (0.9)           (1.0)          (0.9)
Prior service cost                                          (0.5)             -              -
Actuarial gains/(losses)                                     0.9             0.2            0.3
Benefits paid                                                2.9             0.4            0.7
                                                        ----------      ----------     ----------
Projected benefit obligation at December 31     euro       (14.0) euro     (16.0) euro    (15.3)
                                                        ==========      ==========     ==========

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



The change in plan assets is as follows:
                                                    --- ---------- ---- ---------- --- ----------
                                                          2002            2001           2000
                                                    --- ---------- ---- ---------- --- ----------
                                                                  (in euro millions)
Fair value of plan assets at January 1          euro         20.9 euro       20.9 euro      19.3
Actual return on plan assets                                  0.6           (0.5)            1.9
Employer contributions                                        0.4             0.9            0.3
Benefits paid                                               (2.9)           (0.4)          (0.6)
                                                        ----------      ----------     ----------
Fair value of plan assets at December 31        euro         19.0 euro       20.9 euro      20.9
                                                        ==========      ==========     ==========

The funded status of all defined benefit pension plans based on the projected benefit obligation is as follows:

                                                    --- -----------------------------------------
                                                                      December 31,
                                                    --- ---------- ---- ---------- --- ----------
                                                          2002            2001           2000
                                                    --- ---------- ---- ---------- --- ----------
                                                                  (in euro millions)
Funded status                                   euro          5.0 euro        4.9 euro       5.6
Unrecognized net transition cost                            (0.6)           (1.3)          (1.9)
Unrecognized net actuarial loss (gain)                        1.6             1.7          (0.6)
                                                        ----------      ----------     ----------
Prepaid benefit cost                            euro          6.0 euro        5.3 euro       3.1
                                                        ==========      ==========     ==========

Components of net periodic pension cost for all defined benefit plans recorded under employee compensation and benefits in the consolidated statements of income are as follows:

                                                    --- ---------- ---- ---------- --- ----------
                                                          2002            2001           2000
                                                    --- ---------- ---- ---------- --- ----------
                                                                  (in euro millions)
Service cost                                    euro        (0.4) euro      (0.3) euro   (0.3)
Interest cost                                               (0.9)           (1.0)        (0.9)
Expected return on plan assets                                1.5             1.5         1.4
Amortization of transition cost                               0.6             0.6         0.6
Prior service cost                                          (0.5)               -              -
Other costs                                                 (0.2)           (0.1)        (0.1)
                                                        ----------      ----------     ----------
Net periodic pension benefit/ (cost)            euro         0. 1 euro        0.7 euro    0.7
                                                        ==========      ==========     ==========

Weighted average actuarial assumptions for the Company's defined benefit pension plans are as follows:

                                                               --------------------------------------
                                                                           December 31,
                                                               --------------------------------------
                                                               --------------------------------------
                                                                  2002         2001         2000
                                                               --------------------------------------
                                                               --------------------------------------
Discount rate                                                        5.50%        5.75%        6.25%
Rate of compensation increase                                        3.00%        2.50%        2.00%
Expected rate of return on plan assets                               5.50%        7.00%        7.00%
Rate of benefit increase                                             3.50%        3.50%        3.00%


15. Shareholders' Equity

The authorized share capital at December 31, 2002 was 54,000,000 shares with a par value of euro 0.08 and 1,200,000 financing preferred A shares, 1,200,000 financing preferred B shares, 1,200,000 financing preferred C shares, 1,200,000 financing preferred D shares and 1,200,000 financing preferred E shares with a par value of euro 0.60 per share, of which 38,419,282 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares have been issued. Additionally, authorized share capital includes 13,200,000 preferred shares with a par value of euro 0.60, none of which have been issued.

The financing preferred A shares have a cumulative dividend that is calculated on the basis of a percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased by 100 basis points to be rounded up to whole cents. The profit basis of the financing preferred A shares is equal to the issuance rate of the

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)

financing preferred A shares issued on January 16, 1997, being euro 40.21.

The financing preferred B shares have a cumulative dividend that is calculated on the basis of a percentage equal to the calculated average, over the last five stock exchange days prior to the day of payment, of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the Officiele Prijscourant of Euronext Amsterdam) increased by 175 basis points, rounded up to whole cents, and being distributed in cash. The profit basis is equal to the issuance rate of euro 104.37.

16.   Comprehensive Income

The components of Accumulated other comprehensive income are as follows:

                                             -----------------------------------------------------
                                                                                   Accumulated
                                             Foreign currency                         Other
                                                translation       Unrealized      Comprehensive
                                                adjustments      holding gains        Income
                                             -----------------------------------------------------
                                                               (in euro millions)
                                             -----------------------------------------------------

Balance at December 31, 1999                euro          28.1 euro        (2.1) euro        26.0
Change in 2000                                            21.1             (0.5)             20.6
                                             -----------------------------------------------------
Balance at December 31, 2000                              49.2             (2.6)             46.6
Change in 2001                                            20.3               2.6             22.9
                                             -----------------------------------------------------
Balance at December 31, 2001                              69.5                 -             69.5
Change in 2002                                          (97.1)                 -           (97.1)
                                             -----------------------------------------------------
Balance at December 31, 2002               euro         (27.6) euro            - euro      (27.6)
                                             =====================================================


17.   Related Party Transactions

As at December 31, 2002 financing has been provided by ING Group. As at December 31, 2001 ING Group held a 7.6% ownership interest in the Company, which it has subsequently disposed of during 2002. Interest expenses paid on subordinated notes purchased by ING Group amounted to euro 1.7 million in 2002.

As at December 31, 2002, Fortis Utrecht NV had a 6.9% ownership interest in the Company (unchanged compared to December 31, 2001). This entity also acts as a clearing organization and finance institution for the Company.

As of December 31, 2002, Mr. Cleaver, a member of the Company's management board, held a 1.24% partnership interest in VDM Specialists. The profit share relating to this partnership interest in VDM Specialists amounted to euro 2.1 million for the year ended December 31, 2002.

The Company is required to pay minority stakeholders of VDM Specialists a fee relating to exchange memberships contributed for use. This fee is based on the market value of the exchange memberships and amounted to euro 4.9 million during 2002, euro 3.4 million during 2001 and euro 1.4 million during 2000. These amounts are included in Interest expense.

The Company further leases additional exchange memberships from certain employees and a minority stakeholder of VDM Specialists through operational lease agreements. The leases are based on NYSE published lease rates at the date of the renewal and amounted to euro 2.0 million during 2002. Such amount is included in Lease of exchange memberships.

See further note 24 "Commitments and Contingent Liabilities" for guarantees issued in relation to related parties.

18. Kroon Warrants

On March 24, 1997, the Company issued 347,071 Kroon warrants as a dividend. Each warrant is convertible into 7 1/2 common shares of the Company for euro 19.67. The warrants had a three-year term and expired on March 23, 2000. Kroon warrants were traded on the Euronext Amsterdam.

19.  Stock Option Plans

Effective December 1, 1996, the stock option plan became effective after adoption by the Supervisory Board of the Company. The stock option plan provides for the grant of incentive stock options to certain directors and employees. Each option is exercisable into one common share.

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. In 2000, 2001 and 2002, stock options were granted under each plan with an exercise price equal to or higher than the market value of the underlying stock. These options granted are immediately exercisable, with the exception of the options granted to employees of Van der Moolen U.K., which may not be exercised for a period of three years from the date of grant. Also, the Company has granted certain options in the past, which could not be exercised for a period of up to four years from the date of grant. The exercise period of the options ranges from four to ten years.

If employees cease to be employed by the Company their unexercised options are generally cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options, less taxation if any. Any exceptions to this policy must be approved by the Management Board.

The exercise price for options granted in December 2002 was based on the opening price of Van der Moolen Holding N.V. common shares on Euronext Amsterdam on December 16, 2002.

New shares may be issued or shares may be repurchased to meet the obligations arising from the exercise of employee options. Since 2002, granting of new employee options is limited to a maximum of 1% of the issued share capital on the date of the grant (prior years: 2%).

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



The following table summarizes the option activity for the year ended December 31, 2002:


                                                                            Weighted                             Weighted
                                                                            Average                              Average
                                                     Weighted Average      Remaining                           Fair Value
                                                      Exercise Price  Contractual Life in       Range of        at Grant
                                        Options                               Years          Exercise Prices       Date
                                       ------------------------------------------------------------------------------------
Outstanding at January 1, 2002            21,929      euro  7.15              0.48        euro  6.63-8.62    euro  1.85
Outstanding at January 1, 2002            458,700    euro  17.26              2.71       euro  16.17-20.95   euro  4.70
Outstanding at January 1, 2002           1,646,251   euro  31.17              4.19        euro  27.30-35.22  euro  7.32
Granted                                   358,750    euro  21.06              4.96       euro  21.00-24.79   euro  7.12
Exercised                                (21,929)     euro  7.15              0.23        euro  6.63-8.62    euro  1.85
Exercised                                (106,925)   euro  17.80              1.76       euro  16.17-20.95   euro  4.66
Exercised                                 (3,000)    euro  30.18              3.58       euro  27.30-35.22   euro  7.89
Forfeited                                 (1,200)    euro  18.11              1.58       euro  16.17-20.95   euro  4.12
Forfeited                                (43,971)    euro  31.35              2.82       euro  27.30-35.22   euro  7.40
                                       ------------------------------------------------------------------------------------
Outstanding at December 31, 2002          350,575    euro  17.09              1.89       euro  16.17-20.95   euro  4.17
Outstanding at December 31, 2002          358,750    euro  21.06              4.96       euro  21.00-24.79   euro  7.12
Outstanding at December 31, 2002         1,599,280   euro  31.17              3.22       euro  27.30-35.22   euro  7.32
                                       ------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------
Total outstanding at December 31, 2002   2,308,605                            3.29
                                                     euro  27.46                         euro  16.17- 35.22  euro  6.89
                                       ====================================================================================
Exercisable (vested) options             2,221,605   euro  27.46              3.26       euro  16.17- 35.22  euro  6.86
                                       ====================================================================================

The following table summarizes the option activity for the year ended December
31, 2001:

                                                                            Weighted                             Weighted
                                                                            Average                              Average
                                                     Weighted Average      Remaining                           Fair Value
                                                      Exercise Price  Contractual Life in       Range of        at Grant
                                        Options                               Years          Exercise Prices       Date
                                       ------------------------------------------------------------------------------------
Outstanding at January 1, 2001            51,954     euro   7,53              1.59        euro  5.33-8.62    euro  1.95
Outstanding at January 1, 2001            815,850    euro  17,17              3.61        euro 16.17-20.95   euro  4.67
Outstanding at January 1, 2001            790,200    euro  31,19              4.64        euro 30.18-33.81   euro  7.61
Granted                                   923,500    euro  31.10              4.81        euro 27.30-35.22   euro  7.11
Exercised                                (30,025)    euro   7.81              1.17        euro  5.33-8.62    euro  2.02
Exercised                                (351,450)   euro  17.03              2.99        euro 16.17-20.95   euro  4.63
Exercised                                (59,169)    euro  30.21              4.41        euro 30.18-33.81   euro  7.88
Forfeited                                 (5,700)    euro  17.60              2.68        euro 16.17-18.11   euro  4.25
Forfeited                                 (8,280)    euro  31.89              3.95        euro 30.18-33.81   euro  7.42
                                       ------------------------------------------------------------------------------------
Outstanding at December 31, 2001          21,929     euro   7.15              0.48        euro   6.63-8.62   euro  1.85
Outstanding at December 31, 2001          458,700    euro  17.26              2.71        euro 16.17-20.95   euro  4.70
Outstanding at December 31, 2001         1,646,251   euro  31.17              4.19        euro 27.30-35.22   euro  7.32
                                       ------------------------------------------------------------------------------------
Total outstanding at December 31, 2001   2,126,880   euro  27.92              3.83        euro  6.63-35.22   euro  6.70
                                       ====================================================================================
Exercisable (vested) options             2,051,880   euro  27.92              3.82        euro  6.63-35.22   euro  6.68
                                       ====================================================================================


Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



The following table summarizes the option activity for the year ended December
31, 2000:

                                                                            Weighted                             Weighted
                                                                            Average                              Average
                                                     Weighted Average      Remaining                           Fair Value
                                                      Exercise Price  Contractual Life in       Range of        at Grant
                                        Options                               Years          Exercise Prices       Date
                                       ------------------------------------------------------------------------------------
Outstanding at January 1, 2000            155,079     euro  7.50              2.58        euro  4.54-8.62    euro  1.94
Outstanding at January 1, 2000           1,714,275   euro  17.29              4.45        euro 16.17-20.95   euro  4.67
Granted                                   790,200    euro  31.19              4.72        euro 30.18-33.81   euro  7.61
Exercised                                (103,125)    euro  7.48              2.07        euro  4.54-8.62    euro  1.94
Exercised                                (841,425)   euro  17.35              3.83        euro 16.17-19.62   euro  4.68
Forfeited                                (57,000)    euro  17.83              3.66       euro  16.17-19.62   euro  4.68
                                       ------------------------------------------------------------------------------------
Outstanding at December 31, 2000          51,954      euro  7.53              1.59        euro  5.33-8.62    euro  1.95
Outstanding at December 31, 2000          815,850    euro  17.17              3.61        euro 16.17-20.95   euro  4.67
Outstanding at December 31, 2000          790,200    euro  31.19              4.64        euro 30.18-33.81   euro  7.61
                                       ------------------------------------------------------------------------------------
Total outstanding at December 31, 2000   1,658,004   euro  23.55              4.07  euro  5.33-33.81   euro  5.98
                                       ====================================================================================
Exercisable (vested) options             1,619,004   euro  23.52              4.11  euro  5.33-33.81   euro  5.96
                                       ====================================================================================

For the years ended December 31, 2002, 2001 and 2000, the Company recognized a stock option expense of euro 5.5 million, euro 5.0 million and euro 4.0 million, respectively.

The fair value of the options granted is calculated on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants made in 2002, 2001 and 2000 are as follows:

                                                       ---------------------------------
                                                                 December 31,
                                                       ---------------------------------
                                                         2002        2001       2000
                                                       ---------- ----------- ----------
Dividend yield                                              3.5%        4.8%       5.0%
Expected volatility                                          50%       37.5%      45.0%
Risk-free interest rate                                    3.60%       4.47%      5.04%
Expected option life                                     3 years     3 years    3 years
                                                       ---------- ----------- ----------

20.  Earnings Per Share

Basic earnings per share is calculated by dividing the net income applicable to ordinary shares outstanding by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if other equity instruments were converted or exercised into common shares.

For purposes of calculating (diluted) earnings per share, net income available for common shares is adjusted, if applicable for any financing preferred share dividends. During the years under review, the Company had one category of dilutive potential common shares: shares issuable on exercise of share options granted to employees.

For the share options, a calculation is performed to determine the number of shares that could have been issued at market price (determined as the average annual share price of the Company's shares). This calculation serves to determine the "unpurchased shares" to be added to the ordinary shares outstanding for the purposes of computing the dilution.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)





                                                        --------------------------------------------------------
                                                                        Year ended December 31,
                                                                 2002               2001               2000
                                                        ---- ------------- ---- ------------- ---- -------------
                                                                (in euro millions, except per share data)
Basic Earnings per Share:
Net income                                            euro           30.1 euro          92.1 euro         124.2
Less: Financing preferred shares dividends                          (2.9)              (2.9)              (2.8)
                                                             -------------      -------------      -------------
Net income available to common shareholders                          27.2 euro          89.2 euro         121.4
                                                             =============      =============      =============

Weighted average number of common shares in issue              38,388,043         38,139,964         36,990,191
Basic earnings per share                              euro           0.71 euro          2.34 euro          3.28

Diluted Earnings per Share:
Net income available to common shareholders           euro           27.2 euro          89.2 euro         121.4

Weighted average number of common shares in issue              38,388,043         38,139,964         36,990,191
Dilutive effect of stock options                                  137,847            311,991            398,046
                                                             -------------      -------------      -------------
Diluted weighted average number of common shares
outstanding                                                    38,525,890         38,451,955         37,388,237
                                                             =============      =============      =============

Diluted earnings per share                            euro           0.71 euro          2.32 euro          3.25

The (diluted) weighted average number of common shares outstanding and (diluted) earnings per share for prior reporting periods have been adjusted for stock dividends.

21.  Segmental Information

The Company has four main segments: VDM Specialists, U.S. Option Business, European Trading and Other. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before amortization and impairment of intangible assets, tax and finance charges by segments and by the underlying business units comprising these segments.

This categorization differs from the segmentation adopted in the past, which comprised: "VDM Specialists", "Other specialists", "Van der Moolen Trading", "Other market makers" and "Other". It is the Company's opinion that the new classification more accurately reflects the Company's organizational and managerial structure and its sources of profitability.

Financial information is reviewed by subsidiary on a monthly basis. In 2001 and 2002, the only subsidiary representing more than 10% of the revenues and net income of the Company was VDM Specialists. In terms of 2000, there were two subsidiaries that represented more than 10% of the revenues and net income of the Company: VDM Specialists and Van der Moolen Trading, a proprietary trader.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)


The following table summarizes segment information for the year ended December 31, 2002:

                                                      U.S.
                                           VDM       Option       European       Other         Total
                                         Specialists Business     Trading
                                       ------------- ----------- ------------ ------------ ---------------

                                                               (in euro millions)
Revenues
    Specialist activities           euro      227.0 euro      euro                  euro  euro      223.2
    Proprietary trading activities              2.1       (3.8)            -            -            56.1
    Commissions                                33.4         0.9         53.1            -            35.0
    Net income from stock                                     -          1.6            -
       lending activities                       4.2                                                   4.2
    Other revenues                                -           -            -            -             3.3
                                                              -            -          3.3
                                       ------------- ----------- ------------ ------------ ---------------
     Total                          euro      266.7 euro  (2.9)   euro    54.7  euro  3.3  euro      321.8
                                       ============= =========== ============ ============ ===============
Corporate costs (excluding
amortization and impairment of
intangible fixed assets)            euro      103.9 euro  15.2    euro    49.5  euro  20.5  euro     189.1
Amortization and impairment of
intangible fixed assets 1)                      7.3        33.9            -            -            41.2
Income from operations                        155.5      (52.0)          5.2       (17.2)            91.5
Provision for income taxes 2)                (42.8)        20.8        (3.1)          0.4          (24.7)
Segment assets                              1,807.8       529.0        646.4         53.9         3,037.1
Segment goodwill                               92.9        17.6         31.4            -           141.9
Additions to long-lived assets                 40.8           -          1.2          1.2            43.2

1) Impairment of intangible assets amounting to euro 33.7 million fully relate to U.S. Option Business. See "Significant Accounting Policies - Goodwill and Other Intangible assets" on page F-11 for further information.

2) Provision for income taxes included in segment other reflects the activities of the concern financing entity.

VDM Trading as included in European Trading generated euro 11.0 million of revenues.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



The following table summarizes segment information for the year ended December
31, 2001:

                                       ------------- ----------- ------------ ------------ ---------------
                                                       U.S.
                                           VDM       Option       European       Other         Total
                                       Specialists   Business     Trading
                                       ------------- ----------- ------------ ------------ ---------------

                                                               (ineuromillions)
Revenues
    Specialist activities           euro      222.4 euro (8.0)    euro  11.2       euro -    euro  225.6
    Proprietary trading activities              4.1      6.7          54.2              -           65.0
    Commissions                                30.8        -           7.7              -           38.5
    Net income from stock
       lending activities                       5.1        -             -             -            5.1
                                       ------------- ----------- ------------ ------------ ---------------
     Total                          euro      262.4 euro (1.3)    euro 73.1 euro       - euro      334.2
                                       ============= =========== ============ ============ ===============
Corporate costs (excluding
amortization and impairment of
intangible fixed assets)                  euro 95.2  euro 18.8     euro 24.4     euro 45.5       euro 183.9

Amortization and impairment of
intangible fixed assets                        12.1         1.6          3.5          3.0            20.2
Income from operations                        155.1      (21.7)         24.1       (27.4)           130.1
Provision for income taxes 1)                (41.5)         6.6        (9.7)          4.8          (39.8)
Segment assets                              2,436.2       932.2        523.3        187.9         4,079.6
Segment goodwill                               84.0        60.9         31.4            -           176.5
Additions to long-lived assets                 90.2        53.2          5.6          1.8           150.8

1) Provision for income taxes included in segment other reflects the activities of the concern financing entity.

VDM Trading as included in European Trading generated euro 29.1 million of revenues and income from operations of euro 12.0 million for the year ended
December 31, 2001.


Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



The following table summarizes segment information for the year ended December 31, 2000:


                                                     U.S.
                                           VDM       Option       European       Other         Total
                                      Specialists    Business     Trading
                                       ------------- ----------- ------------ ------------ ---------------

                                                               (in euro millions)
Revenues
    Specialist activities           euro      248.0 euro    8.1   euro   25.7   euro -        euro   281.8
    Proprietary trading activities              6.0         7.9         109.8        -               123.7
    Commissions                                29.6           -           9.4        -                39.0
    Net income from stock
       lending activities                       6.3           -            -         -                 6.3
                                       ------------- ----------- ------------ ------------ ---------------
     Total                          euro      289.9 euro   16.0 euro   144.9 euro    -     euro      450.8
                                       ============= =========== ============ ============ ===============
Corporate costs (excluding
amortization and impairment of
intangible fixed assets)            euro      88.1   euro  15.2    euro  66.0  euro  19.3   euro    188.6
Amortization and impairment of
intangible fixed assets                         9.8         1.5          3.5            -            14.8
Income from operations                        192.0       (0.7)         75.4       (19.3)           247.4
Provision for income taxes 1)                (56.0)         0.7       (32.8)          2.1          (86.0)
Segment assets                              2,038.6       267.1        316.7        120.1         2,742.5
Segment goodwill                               73.7        20.3         35.0            -           129.0
Additions to long-lived assets                 79.6           -          1.5          2.2            83.3

1) Provision for income taxes included in segment other reflects the activities of the concern financing entity.

VDM Trading as included in European Trading generated euro 73.9 million of revenues and income from operations of euro 43.1 million for the year ended December 31, 2000.

Reconciliation from operating income to income before taxes:

                                                      ----------------------------------
                                                         2002        2001       2000
                                                      ----------------------------------
                                                               (in euro millions)

Income from operations                               euro    91.5 euro 130.1 euro 247.4
Income (loss) from associates                                 0.3      (0.1)        0.2
Gain on disposal of long-term investments and
associates                                                    0.4       29.8       10.9
Interest expense, net                                      (14.1)     (10.4)      (6.4)
Other income                                                  5.2        7.8        1.5
                                                      ----------------------------------

Income before income taxes and minority interest      euro   83.3 euro 157.2 euro 253.6
                                                      ==================================

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)



Enterprise Wide Disclosures

Revenues attributed to the Company's country of domicile (the Netherlands) and to the other countries in which the Company's subsidiaries operate are as follows:

                                                      ----------------------------------
                                                         2002        2001       2000
                                                      ----------------------------------
                                                               (in  euro  millions)
United States                                        euro   267.1 euro 260.9 euro 305.9
The Netherlands                                              29.4       34.1       64.3
Germany                                                      11.0       29.1       73.9
United Kingdom                                               14.3       10.1        6.7
                                                      ----------------------------------
Total                                                 euro  321.8 euro 334.2 euro 450.8
                                                      ==================================

The Company's long-lived assets mainly comprise assets in the United States of America and goodwill relating to European Trading segment as included in the segmental information.

22.  Fair Value of Financial Instruments

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, receivables and payables from and to clearing organizations and other professional parties and accounts payable, accrued expenses and other liabilities. The fair value of these assets and liabilities approximate market value due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets, securities available for sale and trading liabilities are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on quoted market prices of comparable instruments.

Stock loaned and borrowed: Stock loaned and borrowed is stated at contract value, which approximates market value.

Notes receivable: Notes receivable are net of specific provisions for impairment. The carrying value approximates fair value.

Short-term borrowings and notes payable: The carrying value of short-term borrowings and notes payable approximates market value due to the fact that interest rates are comparable with market rates.

Subordinated notes: The subordinated notes bear market rates of interest, taking into account interest rate swaps in place, and their carrying amounts are reasonable estimates of their fair value.

23.   Derivatives and Risk Management

The Company enters into interest rate and foreign exchange derivative contracts in connection with its balance sheet management activities, which involve the management of interest rate and foreign exchange rate risk, and trading activities. These derivative contracts involve, to varying degrees, credit risk and market risk. Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors will result in losses for a specified position or portfolio. Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. Where applicable, to minimize credit risk, the Company enters into

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)

legally enforceable netting arrangements, which reduce risk by permitting the settlement and netting of transactions with the same counterparty upon occurrence of certain events. All option trading is conducted on recognized exchanges. With respect to the Company's option trading activities, the Company's clearing brokers, through industry clearing organizations, act as the counterparty and therefore bears the risk of delivery to and from counterparties. Derivative contracts are reported on a net-by-counterparty basis on the Company's Consolidated Statements of Financial Condition where it is determined a legal right of setoff exists under an enforceable netting agreement.

The majority of the Company's derivatives are entered into for trading purposes and the accounting treatment was not materially affected by the adoption of SFAS 133 as of January 1, 2001.

Derivatives designated as hedges for accounting purposes must be considered to be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed both prospectively and retrospectively.

The Company's qualifying fair value hedges relate to interest rate swaps used to modify exposure to interest rate risk by converting fixed rate debt into a floating rate. All changes in the fair value of the derivative and changes in the fair value of the hedged item have been included in earnings consistent with the classification of the hedged transaction, in Net interest expense. The fair value of interest rate swaps designated as qualifying fair value hedges, determined in accordance with the Company's netting policy, was euro 10.9 million at December 31, 2002 (December 31, 2001: euro (3.0) million).

Market risk is the risk that price changes could affect the value of the equity, option or bond positions that arise from normal trading activity. Market risk increases when markets move sharply and volatility increases. The management of market risk is primarily based at each of the Company's operating units, with central oversight, analysis and formation of risk policy based at the Company's headquarters. The central risk control department establishes, in consultation with the Management Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere, monitors compliance with those limits and reports the risk profile of the group directly to the Management Board on a daily basis.

Liquidity risk relates to the Company's capacity to finance security positions. The Company's financial resources, relative to its capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, the Company maintains credit lines with commercial banks.

Credit risk that could result from counterparties defaulting is limited for the Company's operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. The exception to this is the bond trading business in the United Kingdom, which trades outside exchange frameworks. Its exposure to counterparties is monitored closely and is subject to limits. The Company has established minimum standards for the credit quality of its counterparties, which are monitored on a continuous basis.

24.  Commitments and Contingent Liabilities

Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of euro 9.5 million ($ 10 million). These guarantees are issued in relation to loans granted to members of VDM Specialists, LLC in order to acquire seats on the New York Stock Exchange.

Van der Moolen Holding NV is liable for the liabilities of its wholly owned Dutch subsidiaries, which arise from legal acts by these subsidiaries, pursuant to the statements that have been issued in accordance with section 2:403 of the Dutch Civil Code.

On March 10, 2001, Van der Moolen Holding N.V. provided an irrevocable and unconditional guarantee in the maximum amount of euro 28.6 million ($30 million) in respect of the payment of all liabilities of Van der Moolen UK Limited incurred in connection with the conduct of its business. Furthermore, a guarantee is provided in connection with Van der Moolen UK Limited's clearing

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)


and settlement obligations to banks in the maximum amount of euro 4.7 million ($ 5 million).


Van der Moolen Holding N.V. has extended financial support for a minimum period of 1 year to one of its 100%-owned foreign subsidiaries.


VDM Specialists has issued so-called 325(e) guarantees to the New York Stock Exchange in the total amount of euro 5.3 million ($ 5.6 million).


VDM Specialists has issued guarantees to third parties in the amount of euro
0.9 million ($ 1 million) in relation to rental agreements for New York Stock Exchange seats.


The Company and its subsidiaries have obligations under operating leases with initial noncancellable terms in excess of one year. Minimum rental commitments under noncancellable leases for 2003 and the succeeding four years and thereafter are as follows:

Year                               (in euro millions)

2003                   euro              1.9
2004                                     1.9
2005                                     1.9
2006                                     1.7
2007                                     1.2
Later years                              3.2
                                 --------------------
Total minimum lease    euro
payments                                11.8
                                 ====================

Certain leases contain renewal options and escalation clauses. The rent expense for the year ended December 31, 2002, 2001 and 2000 was euro 2.1 million, euro 2.5 million and euro 1.8 million, respectively.


At December 31, 2002, the Company had undrawn credit lines in the total amount of euro 140 million.

The Company can be a party to various legal proceedings that arise in the ordinary course of business. Management believes, based on currently available information including evaluations by outside counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition.

At December 31, 2002, the market value of collateral received by the Company that can be sold or repledged totaled euro 1,287.9 million (December 31, 2001: euro 1,609.0 million). Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, euro 1,197.5 million (December 31, 2001: euro 1,577.2 million) has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists primarily of common stocks.

25.  Net Capital Requirements

Three subsidiaries of the Company, VDM Specialists, Van der Moolen Options USA and Cohen, Duffy, McGowan & Co., are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and to the Rules of the Chicago Board of Options Exchange and the American Stock Exchange, if applicable, which specify minimum net capital requirements. At December 31, 2002, the three subsidiaries' net capital, as defined in SEC Rule 15c3-1 taking into account the capital requirements of other exchanges, was euro 246.6 million in excess of their net capital requirements.

The Company is also subject to capital requirements for the subsidiaries in the Netherlands. The net capital requirements at December 31, 2002 for Van der Moolen Effecten Specialist, Van der Moolen Obligaties, and Van der Moolen Opties Amsterdam are euro 0.73 million, euro 0.73 million, and euro 0.5 million, respectively. For each of the companies, the net capital at December 31, 2002 exceeds requirements.

Van der Moolen UK Limited, has a net capital requirement at December 31, 2002 of euro 10.8 million. The net capital at December 31, 2002 exceeds the requirement.

Van der Moolen Equities Limited, has a net capital requirement at December 31, 2002 of euro 1.2 million. The net capital at December 31, 2002 exceeds the requirement.

The Company's German subsidiary, Van der Moolen Trading has a net capital requirement at December 31, 2002 of euro 6.8 million. Van der Moolen Trading's net capital at December 31, 2002 exceeds the requirement.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements - (Continued)

26.   Net Liquid Assets Requirements

VDM Specialists is subject to New York Stock Exchange Rule 104.22, which specify minimum net liquid assets requirements. As of December 31, 2002, VDM Specialists' minimum net liquid asset requirement was euro 231.7 million and its actual net liquid assets were euro 239.2 million.

27.  Subsequent Events

At the General Meeting of Shareholders held on April 10, 2002 and on April 9, 2003, the shareholders approved a resolution authorizing the Company to repurchase common shares of the Company. In accordance with the authorization, the Company can repurchase up to a maximum of 2.3 million of its common shares to cover its potential obligations deriving from management and employee stock option programs. As at June 11, 2003, 732,182 shares were repurchased for an aggregate consideration of euro 6.7 million.

At the General Meeting of Shareholders held on April 9, 2003, the proposed appropriation of income for 2002 was approved, resulting in a cash dividend on common shares of euro 0.72 per share, which was subsequently paid on April 25, 2003.

              SUMMARY OF SIGNIFICANT ACCOUNTING DIFFERENCES BETWEEN
                            DUTCH GAAP AND U.S. GAAP

The consolidated financial statements of Van der Moolen Holding
N.V. are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. GAAP differs in certain respects from generally accepted accounting principles in the Netherlands ("Dutch GAAP").

The following is a summary of the significant differences:

(a) Purchase accounting and goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired in a business combination accounted for as a purchase under U.S. GAAP. The purchase price is allocated to the individual tangible and intangible assets and liabilities acquired based on their respective fair values at the acquisition date. Goodwill and intangible assets are amortized over their estimated useful lives.

Under Dutch GAAP, goodwill arising from acquisitions before January 1, 2001 was written off directly against shareholders' equity at the acquisition date. Effective January 1, 2001, the guidelines in the Netherlands have been revised and the preferred accounting treatment is to capitalize and amortize goodwill and other intangible assets for all acquisitions occurring after January 1, 2001.

In accordance with US GAAP, starting January 1, 2002 goodwill is no longer amortized but subject to annual impairment tests according to Statement of Financial Accounting Standards 142. Under Dutch GAAP, such goodwill is amortized over an estimated useful life of 15 years.

(b) Stock options

Under U.S. GAAP, compensation expense has been recorded in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). Under SFAS 123, the stock compensation expense is calculated using the fair value method. The related expense has been included in employee benefits and compensation in the consolidated statement of income.

For Dutch GAAP purposes, no compensation expense is recorded for stock options.

(c) Marketable securities

Under U.S. GAAP, securities held for investment are classified as follows:

-- trading, at which the investments are valued at fair value with changes in fair value recorded through current period earnings,

--   held-to-maturity, which are carried at amortized cost, or

-- available-for-sale, which are carried at fair value with changes in the fair value recorded as a separate component of shareholders' equity.

For Dutch GAAP, the changes in respect to fair value of the investments held by the company are recognized through the consolidated statement of income.

(d) Provisions and Restructuring Provisions

Under U.S. GAAP, the criteria for providing, maintaining and charging liabilities and reserves for contingencies are stringent and include, among others, that a liability is incurred at the date of the financial statements for the related costs. Provisions cannot be recognized for future expenses unless (i) an obligation exists or (ii) the occurrence of a contingency is probable and its amount is reasonably estimable, at the balance sheet date.

For restructuring, under U.S. GAAP, only costs that qualify as exit costs under the guidelines set out in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and therefore do not relate to the ongoing operations of the Company may be provided for. In addition, a number of specific criteria also must be met before these costs that do not qualify as restructuring or exit costs can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of a reorganization must be identified along with the expected completion dates, and the exit program must be approved by the balance sheet date. Costs that do not qualify as exit costs are expensed when incurred.

Under Dutch GAAP, provisions can be made for a subsequent financial year, provided that such expenses originated in the current year. When a decision has been made by management to reorganize part of the business, provisions are made for redundancy as well as other closing, integration and moving costs.

From January 1, 2001, more stringent rules regarding provisions are applicable under Dutch GAAP. As of December 31, 2001, no differences exist between the accounting treatment of provisions under both U.S. GAAP and Dutch GAAP as a result of changes in Dutch accounting principles.

(e) Pension liabilities and pension costs

Under U.S. GAAP, the pension plans in the Netherlands are defined benefit plans under SFAS No. 87, "Employers' Accounting for Pensions". Plan benefits are based on years of service and compensation levels at the time of retirement. In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1997, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The fair value of the plan assets and the pension obligation is recorded on the balance sheet.

Under Dutch GAAP, contributions are expensed as paid and the back service liability for each year is expensed.

(f) (Deferred) taxation

The difference in (deferred) taxation results from the differences between accounting principles applied to intangible fixed assets and pensions under both U.S. GAAP and Dutch GAAP.

(g) Balance sheet/Income statement

For U.S. GAAP, there were reclassifications on the consolidated balance sheet and consolidated statement of income for presentational purposes.

                       Selected Dutch GAAP Financial Data

The following selected Dutch GAAP historical financial data has been provided for informational purposes only. We have extracted the summary financial data set out below from our audited Dutch GAAP financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. These financial statements have been prepared in accordance with Dutch GAAP, and PricewaterhouseCoopers Accountants N.V., independent auditors, have audited them.

We have restated amounts from Dutch guilders into euro for the year ended December 31, 1998 by dividing the amounts in Dutch guilders by the exchange rate of NLG2.20371 = EUR1.00, the rate of exchange between the Dutch guilder and the euro fixed on January 1, 1999.

    The comparative financial statements we present for periods prior to January 1, 1999 and reported in euro depict the same trends as the financial statements would have shown if we had continued to present them in Dutch guilders. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euro and that restated their prior period financial statements from a currency other than the Dutch guilder.

                                                  Year ended December 31,
                                     -------------------------------------------------
                                      1998      1999      2000      2001         2002
                                     ------  --------  --------  --------  -----------
                                                     (in EUR millions)
Consolidated Profit and Loss Account
 Data:
Revenues                             149.0     240.3     452.2     345.1        327.6
Transaction costs                    (10.7)    (18.4)    (28.4)    (32.9)       (42.8)
                                     ------  --------  --------  --------  -----------
Net revenues                         138.3     221.9     423.8     312.2        284.8
                                     ------  --------  --------  --------  -----------
Personnel expenses, fixed            (14.2)    (23.8)    (34.7)    (48.1)       (53.6)
Personnel expenses, variable         (16.0)    (30.8)    (84.1)    (43.0)       (33.9)
Lease of exchange memberships    (1)    --      (3.6)     (9.0)    (14.2)       (18.3)
Information and communication
 expenses      (1)                    (5.7)     (4.7)     (5.3)     (6.1)        (6.6)
Depreciation of tangible fixed
 assets                               (1.5)     (1.6)     (2.8)     (2.5)        (2.8)
Amortization of intangible fixed
 assets                                 --        --        --      (2.5)        (9.1)
Impairment of intangible fixed
 assets                                 --        --        --        --        (21.5)
General and administrative expenses(2)(11.0)   (14.2)    (18.9)    (20.8)       (21.5)
                                     ------  --------  --------  --------  -----------
Operating income                      89.9     143.2     269.0     175.0        117.5
                                     ------  --------  --------  --------  -----------
Net interest income (expense)          0.5      (2.4)     (6.4)    (10.4)       (14.1)
                                     ------  --------  --------  --------  -----------
Income from ordinary activities
 before taxes                         90.4     140.8     262.6     164.6        103.4
                                     ------  --------  --------  --------  -----------
Taxation                    (2)      (27.4)    (44.6)    (82.0)    (38.6)       (19.7)
                                     ------  --------  --------  --------  -----------
Income from ordinary activities
 after taxes                          63.0      96.2     180.6     126.0         83.7
                                     ------  --------  --------  --------  -----------
Net extraordinary income               9.6      29.4       7.8      26.0           --
                                     ------  --------  --------  --------  -----------
Income after extraordinary income     72.6     125.6     188.4     152.0         83.7
                                     ------  --------  --------  --------  -----------
Minority interests                    (3.8)    (20.2)    (43.4)    (25.3)       (25.2)
                                     ------  --------  --------  --------  -----------
Net income                            68.8     105.4     145.0     126.7         58.5
                                     ------  --------  --------  --------  -----------

Notes:

(1) Cost of lease of exchange memberships were formerly included in information and communication expenses. Comparative financial data for the years ended December 31, 1999 and 2000 have been restated for purposes of comparison. The financial information for the year ended December 31, 1998 has not been restated. This reclassification has no impact on net income.

(2) Unincorporated business tax expenses were included in general expenses. Starting in 2001, these expenses have been included in taxation. Comparative financial data for the years ended December 31, 1999 and 2000 have been restated for purposes of comparison. The financial information for the year ended December 31, 1998 has not been restated. This reclassification has no impact on net income.


                                                     Year ended December 31,
                                        --------------------------------------------------
                                           1998      1999      2000      2001        2002
                                        --------  --------  --------  --------  ----------
                                                        (in EUR millions)
Consolidated Balance Sheet Data:
Fixed assets:
Intangible fixed assets                     1.2        --        --     159.4       163.2
Tangible fixed assets                       5.6       7.3       7.9      11.1         9.3
Financial fixed assets           (1)       83.5     100.4      83.4      67.1       121.6
                                        --------  --------  --------  --------  ----------
Total fixed assets                         90.3     107.7      91.3     237.6       294.1
                                        --------  --------  --------  --------  ----------
Current assets:
Long positions securities                 306.1     522.8     479.7     775.7       457.0
Clearing organizations and professional
 parties                                   14.2      78.6     143.7     723.1       398.1
Accrued and other receivables              38.8      15.2      11.9      31.0        11.5
Cash and cash equivalents                  45.2     130.4     221.9     304.2       334.0
                                        --------  --------  --------  --------  ----------
Total current assets                      404.3     747.0     857.2   1,834.0     1,200.6
                                        --------  --------  --------  --------  ----------
Total assets                              494.6     854.7     948.5   2,071.6     1,494.7
                                        ========  ========  ========  ========  ==========
Shareholders' equity           (2)      111.0     122.0     188.5     265.7       312.2
Minority interests                          9.3      21.8      26.7      64.1        62.0
                                        --------  --------  --------  --------  ----------
Group equity                              120.3     143.8     215.2     329.8       374.2
                                        --------  --------  --------  --------  ----------
Provisions                                  4.3      11.9      14.1      14.7        12.3
                                        --------  --------  --------  --------  ----------
Subordinated debt                (1)       47.8      60.6      86.5     207.7       199.4
Long-term loans                            31.7      13.2       7.6       7.3         6.9
                                        --------  --------  --------  --------  ----------
Long-term liabilities                      79.5      73.8      94.1     215.0       206.3
Short-term liabilities:
Short positions securities                175.6     416.5     403.8   1,178.4       691.3
Clearing organizations and professional
 parties                                   19.3      77.3      70.3     151.6       123.8
Short-term loans                 (3)         --        --      13.1      65.5         8.3
Advanced by clearing organizations         48.8      64.7       9.2      46.7        42.5
Accrued and other liabilities    (2)       46.8      66.7     128.7      69.9        36.0
                                        --------  --------  --------  --------  ----------
Total short-term liabilities              290.5     625.2     625.1   1,512.1       901.9
                                        --------  --------  --------  --------  ----------
Total liabilities and shareholders'
 equity                                   494.6     854.7     948.5   2,071.6     1,494.7
                                        ========  ========  ========  ========  ==========

Notes:

(1) With effect from the beginning of 2001 exchange memberships contributed by members for use by VDM Specialists, LLC have been capitalized in the balance sheet at fair value, and a corresponding subordinated debt has been recognized. The prior years' financial data have been adjusted accordingly. This change in accounting policy increases financial fixed assets with a corresponding increase in subordinated debt.

(2) In 2001, the financial statements under Dutch GAAP were prepared before appropriation of income in accordance with International Accounting Practice. The prior years' financial data have been adjusted accordingly. This results in a restatement of proposed dividends from accrued and other liabilities to shareholders' equity.

(3) Short-term loans were formerly included in accrued and other liabilities. Comparative financial data for the year ended December 31, 2000 have been restated for purposes of comparison. The financial information for the years ended December 31, 1998 and 1999 have not been restated given the fact that the amounts involved are not material.

                                  Exhibit Index

The following instruments and documents are included as exhibits to this annual report.

Exhibit Number    Description
----------------  --------------------------------------------------------------------
1.1**             Articles of Association of the Company.

2.1**             Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts evidencing American Depositary
                   Shares each representing one common share of the Company.

2.2**             Form of American Depositary Receipt.

4.1**             Amended and Restated Operating Agreement of VDM Specialists, LLC.

8*                Subsidiaries of the registrant.

12.1*             Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*             Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.3*             Certification of the Chief Executive Officer pursuant to 18 U.S.C.
                   section 1350, as adopted pursuant to section 906 of the Sarbanes-
                   Oxley Act of 2002.

12.4*             Certification of the Chief Financial Officer pursuant to 18 U.S.C.
                   section 1350, as adopted pursuant to section 906 of the Sarbanes-
                   Oxley Act of 2002.

*    Filed herewith.

** Incorporated by reference to the Company's Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.